Exhibit 99.1

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alterity Therapeutics Limited (ASX: ATH)
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr. David Sinclair
Date of last notice	21st September 2020
Date that director ceased to be director	4th January 2022

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

7,000,000 options over ordinary shares issued under 2018 ADS ESOP Plan with exercise price of $0.09 each expiring 17/09/2025 have been forfeited upon resignation.

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Nil	Number & class of securities

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3Z Page 2

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alterity Therapeutics Limited (ASX: ATH)
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Tristan Edwards
Date of last notice	21st September 2020
Date that director ceased to be director	4th January 2022

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

7,000,000 options over ordinary shares issued under 2018 ADS ESOP Plan with exercise price of $0.09 each expiring 17/09/2025 have been forfeited upon resignation.

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Nil	Number & class of securities

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3Z Page 2